 Exhibit 99.1

CIBC announces a two per cent discount for shares issued under its Shareholder Investment Plan

TORONTO, Dec. 9, 2022 /CNW/ - CIBC (TSX: CM) (NYSE: CM) announced today that it is offering a 2% discount on its common shares issued from treasury under the CIBC Shareholder Investment Plan (the "Plan").

Under the Plan, CIBC offers the Dividend Reinvestment Option for Canadian residents and the Stock Dividend Option for US residents, to reinvest dividends, respectively, on their CIBC common shares and preferred shares in the form of CIBC common shares in lieu of receiving their dividends in cash. Canadian resident shareholders may also purchase additional common shares under the Share Purchase Option.

Common shares issued under the Dividend Reinvestment Option and the Stock Dividend Option will be issued from treasury at a 2% discount from the Average Market Price (as defined in the Plan). The discount will not apply to common shares purchased under the Share Purchase Option of the Plan. This change will be effective starting with the dividend payable on January 27, 2023 to common and preferred shareholders of record on December 28, 2022, and will continue until further notice. Previously, common shares received by participants under the Plan were issued from treasury with no discount from the Average Market Price.

Existing participants in the Plan will automatically have the discount applied to the reinvestment of their dividends on the January 27, 2023 dividend payment date. Registered shareholders resident in Canada or the United States wishing to join the Plan can obtain an enrolment form from CIBC's agent, TSX Trust Company (Tel: 416-682-3860 from Toronto; 1-800-258-0499 from elsewhere in Canada or the United States; or e-mail at shareholderinquiries@tmx.com). Eligible beneficial or non-registered shareholders must contact their financial institution or broker to find out details on how they can participate.

In order to participate in time for the January 27, 2023 dividend payment date, enrolment forms from registered shareholders must be received by TSX Trust Company before the close of business on December 19, 2022.  Eligible beneficial or non-registered shareholders should contact their financial institution or broker well in advance of the above date for instructions on how to enroll in the Plan.

Existing registered participants in the Plan who would prefer to receive a cash dividend rather than reinvest their dividends on and after January 27, 2023 must deliver written notice to TSX Trust Company at the above address by no later than December 19, 2022. Eligible beneficial or non-registered participants in the Plan who would prefer to receive a cash dividend rather than reinvest their dividends on and after January 27, 2023 must contact their financial institution or broker for instructions on how to terminate participation in the Plan in advance of December 19, 2022.

A copy of the Plan offering circular describing the terms and conditions applicable to the Plan is available from the Investor Relations section of www.cibc.com or from the agent at www.tsxtrust.com or by e-mail at shareholderinquiries@tmx.com.

About CIBC

CIBC is a leading North American financial institution with 13 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/en/about-cibc/media-centre.html.

SOURCE CIBC

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%CIK: 0001045520

For further information: Alice Dunning, CIBC Investor Relations, 416-861-8870, alice.dunning@cibc.com; Jason Patchett, CIBC Investor Relations, 416-980-8691, jason.patchett@cibc.com; Erica Belling, CIBC Investor & Financial Communications, 416-594-7251, erica.belling@cibc.com

CO: CIBC

CNW 08:00e 09-DEC-22